   As filed with the Securities and Exchange Commission on December 21, 2004

                                                     Registration No. 333-109375
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                         POST-EFFECTIVE AMENDMENT NO. 8



                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------
                           WABASH NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

         DELAWARE                                     52-1375208
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                          1000 SAGAMORE PARKWAY SOUTH,
                            LAFAYETTE, INDIANA 47905
                                 (765) 771-5300
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                       -----------------------------------
                               WILLIAM P. GREUBEL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          WABASH NATIONAL CORPORATION
                          1000 SAGAMORE PARKWAY SOUTH,
                            LAFAYETTE, INDIANA 47905
                                 (765) 771-5300
(name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                                MICHAEL J. SILVER
                               AMY BOWERMAN FREED
                             HOGAN & HARTSON L.L.P.
                        111 S. CALVERT STREET, SUITE 1600
                            BALTIMORE, MARYLAND 21202
                                 (410) 659-2700

                       -----------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

                             ---------------------

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

------------
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

-----------------
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           -------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                EXPLANATORY NOTE


         The purpose of this Post-Effective Amendment No. 8 to the Registration Statement on Form S-3 of Wabash National Corporation (333-109375) is to amend the prospectus to update information on the selling holders and certain other disclosures.

INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION DATED DECEMBER 21, 2004


                                   PROSPECTUS

                                  $125,000,000

                          WABASH NATIONAL CORPORATION
                         3.25% CONVERTIBLE SENIOR NOTES
                               DUE AUGUST 1, 2008
                                      AND
                        6,510,416 SHARES OF COMMON STOCK
                     ISSUABLE UPON CONVERSION OF THE NOTES

       Holders of our 3.25% Convertible Senior Notes due August 1, 2008 named herein may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

     The notes are convertible, at the option of the holder, into shares of our common stock. The notes are convertible at a conversion price of $19.20 per share, which is equal to a conversion rate of approximately 52.0833 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

     We will pay interest on the notes on August 1 and February 1 of each year, beginning on February 1, 2004, and at maturity. The notes will mature on August 1, 2008.

     The notes are our unsecured and unsubordinated obligations and rank on a parity (except as described below) in right of payment with all our existing and future unsecured and unsubordinated indebtedness. In addition, the notes effectively rank junior to any secured indebtedness we currently have and may incur in the future to the extent of the value of the assets securing such debt and effectively junior to our subsidiaries' liabilities.


     Our common stock currently trades on the New York Stock Exchange under the symbol "WNC." The last reported sale price on December 20, 2004 was $24.80 per share.


     INVESTING IN OUR COMMON STOCK OR THE NOTES INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is          , 2004.

     In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
About this Prospectus.......................................    i
Forward Looking Statements..................................    i
Incorporation by Reference..................................   ii
Summary.....................................................    1
Risk Factors................................................    4
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................   10
Use of Proceeds.............................................   10
Selling Holders.............................................   10
Plan of Distribution........................................   13
Description of the Notes....................................   14
Description of Capital Stock................................   26
Material United States Federal Income Tax Considerations....   30
Legal Matters...............................................   33
Experts.....................................................   33
Additional Information......................................   34


                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") to enable selling holders, from time to time, to sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the notes and common stock that the selling holders may offer. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Additional Information."

     When used in this prospectus, the terms "Wabash," "we," "our" and "us" refer to Wabash National Corporation and its consolidated subsidiaries, unless otherwise specified.

                           FORWARD LOOKING STATEMENTS

     This prospectus contains and incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. Our "forward-looking statements" include statements regarding:

     - our business plans;

     - completion of contemplated asset dispositions;

     - our expected revenues, income or loss and capital expenditures;

     - plans for future operations;

     - financing needs, plans and liquidity;

     - our ability to achieve sustained profitability;

     - reliance on certain customers and corporate partnerships;

     - shortages of raw materials;

     - availability of capital;

     - dependence on industry trends;

     - the outcome of any pending litigation;

     - export sales and new markets;

     - acceptance of new technology and products; and

     - government regulation, as well as assumptions relating to the foregoing.

     Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this prospectus. Each forward-looking statement contained or incorporated by reference in this prospectus reflects our management's view only as of the date on which that forward-looking statement was made. We undertake no obligation to update forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

     Currently known risk factors that could cause actual results to differ materially from our expectations are described in the section of this prospectus entitled "Risk Factors" beginning on page 4. We urge you to carefully review that section for a more complete discussion of the risks of an investment in the notes and our common stock.

                         INDUSTRY AND OTHER INFORMATION

     Unless we indicate otherwise, we base the information concerning the transportation equipment industry contained in this prospectus on our general knowledge of and expectations concerning the industry, our market positions and market shares, which are based on estimates prepared by us using data from various industry sources, and on assumptions we made based on such data and our knowledge of the transportation equipment industry. We have not independently verified data from industry sources. In addition, we believe that data regarding the transportation equipment industry and our market positions within such industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" section beginning on page 4 of this prospectus.

                           INCORPORATION BY REFERENCE

     We are incorporating information included in reports and other filing we have made with the SEC by reference, which means that we are disclosing important information to you by referring to those publicly filed documents containing the information. The information that we incorporate by reference is considered to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus. We incorporate by reference the documents that we have filed with the SEC that we list below:


     - Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended;


     - Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;



     - Current Reports on Form 8-K filed on June 21, 2004, September 29, 2004, as amended, October 25, 2004 and December 10, 2004;


     - The description of our common stock contained in our Form 8-A filed on October 4, 1991, including any amendments or reports filed to update such information; and

     - All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering.

     We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). You should direct any requests for copies to Wabash National Corporation, 1000 Sagamore Parkway South, Lafayette, Indiana 47905, Attention: Secretary, or by telephone to our Secretary at (765) 771-5300.

                                    SUMMARY

     This summary contains basic information about us. It does not contain all of the information that is important to your investment decision. You should read the following summary together with the more detailed information contained elsewhere in this prospectus or incorporated by reference into this prospectus as described above under "Incorporation by Reference." To fully understand this offering, you should read all of that information.

     Wabash National Corporation is a Delaware corporation incorporated in 1991 and is the successor by merger to a Maryland corporation organized in 1985. Our principal executive offices are located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905 and our telephone number at that address is (765) 771-5300. Our website is located at www.wabashnational.com. The information on our website is not part of this prospectus.

OVERVIEW


     We are one of North America's leaders in designing, manufacturing and marketing standard and customized truck trailers and related transportation equipment. Founded in 1985 as a start-up, we grew to over $1.4 billion in sales in 1999, and had approximately $900 million in sales in 2003. Our sales in the nine-month period ended September 30, 2004 were approximately $754 million. For the year ended December 31, 2003, our net loss was approximately $57 million, and our net income for the nine-month period ended September 30, 2004 was approximately $45 million.


     We market our transportation equipment under the Wabash(R) and DuraPlate(R) trademarks directly to customers, through independent dealers and through our factory-owned retail branch network. Our proprietary DuraPlate(R) composite truck trailer, which we introduced in 1996, has achieved widespread acceptance by our customers. In 2003, sales of our DuraPlate(R) trailers represented approximately 80% of our total trailers shipped. We are also a competitive producer of standardized products, and are seeking to become a low-cost producer within our industry.

                                  THE OFFERING

     The following is a brief summary description of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus.

Issuer........................   Wabash National Corporation

Selling Holders...............   All of the notes and common stock are being
                                 offered by selling holders named herein, and the Company will not receive any proceeds from the offering.

Securities Covered by this
Prospectus....................   $125,000,000 principal amount of 3.25%
                                 Convertible Senior Notes due August 1, 2008 and the shares of common stock issuable upon conversion of such notes.

Maturity......................   August 1, 2008

Interest......................   The notes bear interest at 3.25% per annum on
                                 the principal amount, payable semiannually in arrears on August 1, and February 1, beginning on February 1, 2004, and at maturity.

Conversion Rights.............   Holders may convert their notes prior to
                                 maturity, in multiples of $1,000 principal amount, into shares of our common stock at any time. Initially the notes were convertible only after the occurrence of certain events, but as of January 1, 2004 the conditions to conversion were met.

                                 For each $1,000 principal amount of notes surrendered for conversion, holders will receive 52.0833 shares of our common stock. This represents an initial conversion price of $19.20 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons, but it will not be adjusted for accrued and unpaid interest.

Ranking.......................   The notes are our senior unsecured and
                                 unsubordinated obligations and:

                                 - rank on a parity in right of payment with all
                                   existing and future senior unsecured and unsubordinated debt;

                                 - will rank senior to any future subordinated
                                   debt;

                                 - are effectively subordinated to any secured
                                   debt to the extent of the value of the assets securing such debt; and

                                 - are effectively subordinated to all
                                   liabilities and preferred stock of our
                                   subsidiaries.


                                 See "Description of the Notes -- Ranking." As of September 30, 2004, we had $115 million of secured indebtedness and $128 million of unsecured indebtedness.


Change of Control.............   Upon a change of control event (as defined in
                                 the indenture governing the notes), each holder of the notes may require us to repurchase some or all of its notes at a repurchase price equal to 100% of the aggregate principal amount of the notes plus accrued and unpaid interest. The repurchase price is payable:

                                 - in cash; or

                                 - in shares of our common stock, at our option,
                                   subject to the satisfaction of certain
                                   conditions as provided in the indenture. The number of shares of common stock will equal the repurchase price divided by 95% of the average of the closing sale prices of the common stock for the five consecutive trading days ending on and including the third day prior to the repurchase date.

                                 Upon a change of control, certain of our existing debt agreements would, and any debt agreements we enter into in the future may, prohibit us from paying the repurchase price in cash unless prior to any such payment we either repay our outstanding indebtedness subject to such restrictions, refinance such debt on other terms or obtain a waiver from such lenders. As a result, we cannot assure you that we will be able to pay the repurchase price in cash.

                                 See "Description of the Notes -- Change of
                                 Control Permits Purchase of Notes at the Option of the Holder."

Use of Proceeds...............   We will not receive any of the proceeds of
                                 sales by the selling holders of any of the securities covered by this prospectus.

Form..........................   The notes have been issued in book-entry form
                                 and are represented by permanent global
                                 certificates deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC.
                                 Beneficial interests in any of the notes are shown on, and transfers are effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading.......................   Our common stock is traded on the New York
                                 Stock Exchange under the symbol "WNC."

Risk Factors..................   See "Risk Factors" and the other information
                                 included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

                                  RISK FACTORS

     You should carefully consider the risks described below in addition to other information contained or incorporated by reference in this prospectus before making an investment decision. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

RISKS RELATED TO OUR SUBSTANTIAL INDEBTEDNESS

 OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.


     We are currently highly leveraged and have substantial debt in relation to our stockholders' equity. As of September 30, 2004, we had an aggregate of $243 million of outstanding indebtedness. On November 3, 2004 we closed an offering of our common stock, the net proceeds of which were used to repay approximately $76.9 million of this outstanding indebtedness.


     Our high level of debt could have important consequences to our investors, including:

     - we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

     - we will need to use a portion of our cash flow from operations to pay principal of and interest on our debt, which will reduce the amount of funds available to us for other purposes;

     - we may be more highly leveraged than our competitors, which could put us at a competitive disadvantage; and

     - we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in the general economic conditions of our business.

 RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

     The agreements governing our indebtedness include certain covenants that restrict, among other things, our ability to:

     - incur additional debt;

     - pay dividends on our equity or repurchase our equity;

     - make certain investments;

     - create certain liens; and

     - consolidate, merge or transfer all or substantially all of our assets.

     Our ability to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, the lenders could elect to declare all amounts outstanding under our debt agreements, together with accrued interest, to be immediately due and payable.

RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS

 WE HAVE GENERATED SIGNIFICANT LOSSES IN RECENT PERIODS.


     We incurred significant net losses during the last three years. While in the first nine months of 2004, ended September 30, 2004, we reported net income of $45.4 million, we have reported net losses of $232.2 million, $56.2 million and $57.2 million for the years ended December 31, 2001, 2002 and 2003, respectively. Our ability to achieve and sustain profitability in the future will depend on the successful continued implementation of measures to reduce costs and achieve sales goals. While we have taken steps to lower operating costs and reduce interest expense, and have seen our sales improve in recent periods, we cannot assure you that our cost-reduction measures will be successful, sales will be sustained or increased or that we will achieve a sustained return to profitability.

 OUR INVENTORIES ARE NOT MANAGED BY PERPETUAL INVENTORY CONTROL SYSTEMS.

     The systems and processes we use to manage and value our inventories require significant manual intervention and the verification of actual quantities requires physical inventories, which we take several times a year. Breakdowns of these systems and processes, and errors in inventory estimates derived from these systems and processes, could go undetected until the next physical inventory and adversely affect our operations and financial results.

 WE ARE SUBJECT TO NEW CORPORATE GOVERNANCE AND INTERNAL CONTROLS REPORTING REQUIREMENTS, AND OUR COSTS RELATED TO COMPLIANCE WITH, OR OUR FAILURE TO COMPLY WITH, EXISTING AND FUTURE REQUIREMENTS COULD ADVERSELY AFFECT OUR BUSINESS.

     We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board and the NYSE. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future. In particular, we will be required to include management and auditor reports on internal controls as part of our annual report for the year ended December 31, 2004 pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of evaluating our control structure to help ensure that we will be able to comply with Section 404 of the Sarbanes-Oxley Act. We cannot assure you that we will be able to fully comply with these laws, rules and regulations that address corporate governance, internal control reporting and similar matters. Our failure to comply with these laws, rules and regulations may materially adversely affect our reputation, financial condition and the value of our securities.

 AN ADVERSE CHANGE IN OUR CUSTOMER RELATIONSHIPS OR IN THE FINANCIAL CONDITION OF OUR CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS.


     We have corporate partnering relationships with a number of customers where we supply the requirements of these customers. We do not have binding agreements with these customers. Our success is dependent, to a significant extent, upon the continued strength of these relationships and the growth of our corporate partners. We often are unable to predict the level of demand for our products from these partners, or the timing of their orders. In addition, the same economic conditions that adversely affect us also often adversely affect our customers. As some of our customers are highly leveraged and have limited access to capital, their continued existence may be uncertain. One of our customers, Grupo Transportation Marititma Mexicana SA (TMM), which is located in Mexico, has been experiencing financial difficulties and on August 5, 2004, announced that it had completed the restructuring of its existing debt agreements. Payments from TMM to us are currently behind schedule. The customer owes us $7.4 million as of September 30, 2004 secured by highly specialized RoadRailer(R) equipment, which due to the nature of the equipment, has a minimal recovery value. The loss of a significant customer or unexpected delays in product purchases could adversely affect our business and results of operations.


 OUR TECHNOLOGY AND PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE, WHICH COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION.

     We continue to introduce new products, such as the DuraPlate(R) HD and the Freight-Pro(R) trailer. We cannot assure you that these or other new products or technologies will achieve sustained market acceptance. In addition, new technologies or products that our competitors introduce may render our products obsolete or uncompetitive. We have taken steps to protect our proprietary rights in our new products. However, the steps we have taken to protect them may not be sufficient or may not be enforced by a court of law. If we are unable to protect our proprietary rights, other parties may attempt to copy or otherwise obtain or use our products or technology. If competitors are able to use our technology, our ability to compete effectively could be harmed.

 WE HAVE A LIMITED NUMBER OF SUPPLIERS OF RAW MATERIALS; AN INCREASE IN THE PRICE OF RAW MATERIALS OR THE INABILITY TO OBTAIN RAW MATERIALS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.


     We currently rely on a limited number of suppliers for certain key components in the manufacturing of truck trailers, such as tires, landing gear, axles and specialty steel coil used in DuraPlate(R) panels. From time to time, there have been and may in the future continue to be shortages of supplies of raw materials or our suppliers may place us on allocation, which would have an adverse impact on our ability to meet demand for our products. Raw material shortages and allocations may result in inefficient operations and a build-up of inventory, which can negatively affect our working capital position. In addition, if the price of raw materials were to increase and we were unable to increase our selling prices or reduce our operating costs to offset the price increases, our operating margins would be adversely affected. The loss of any of our suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a significant impact on our results of operations.


 DISRUPTION OF OUR MANUFACTURING OPERATIONS OR MANAGEMENT INFORMATION SYSTEMS WOULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We manufacture our products at two trailer manufacturing facilities in Lafayette, Indiana, and one hardwood floor facility in Harrison, Arkansas. Our primary manufacturing facility accounts for approximately 85% of our manufacturing output. An unexpected disruption in our production at either of these facilities or in our management information systems for any length of time would have an adverse effect on our business, financial condition and results of operations.

 THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Many of our executive officers, including our CEO William P. Greubel and COO Richard J. Giromini, are critical to the management and direction of our business. Our future success depends, in large part, on our ability to retain these officers and other capable management personnel. The unexpected loss of the services of any of our key personnel could have an adverse effect on the operation of our business, as we may be unable to find suitable management to replace departing executives on a timely basis.

 THE INABILITY TO REALIZE ADDITIONAL COSTS SAVINGS COULD WEAKEN OUR COMPETITIVE POSITION.

     If we are unable to continue to successfully implement our program of cost reduction and continuous improvement, we may not realize additional anticipated cost savings, which could weaken our competitive position.

 WE ARE SUBJECT TO CURRENCY EXCHANGE RATE FLUCTUATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.


     We are subject to currency exchange rate risk related to sales through our factory-owned retail distribution centers in Canada. For the nine months ended September 30, 2004 and the year ended December 31, 2003, currency exchange rate fluctuations had an unfavorable impact of $0.1 million and a favorable impact of $5.3 million, respectively, on our results of operations. We cannot assure you that future currency exchange rate fluctuations will not have an adverse affect on our results of operations equivalent to or more severe than that for the nine months ended September 30, 2004.


RISKS PARTICULAR TO THE INDUSTRY IN WHICH WE OPERATE

 OUR BUSINESS IS HIGHLY CYCLICAL, WHICH COULD ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.

     The truck trailer manufacturing industry historically has been and is expected to continue to be cyclical, as well as affected by overall economic conditions. New trailer production for the trailer industry as a whole was approximately 140,000 in both 2001 and 2002 and approximately 183,000 in 2003. Customers historically have replaced trailers in cycles that run from five to twelve years, depending on service and trailer type. Poor economic conditions can adversely affect demand for new trailers and in the past have led to an overall aging of trailer fleets beyond this typical replacement cycle. Customers' buying patterns can also reflect regulatory changes, such as the new federal hours-of-service rules and anticipated 2007 federal emissions standards. Our business is likely to continue to be highly cyclical based on current and expected economic conditions and regulatory factors.

 SIGNIFICANT COMPETITION IN THE INDUSTRY IN WHICH WE OPERATE MAY RESULT IN OUR COMPETITORS OFFERING NEW OR BETTER PRODUCTS AND SERVICES OR LOWER PRICES, WHICH COULD RESULT IN A LOSS OF CUSTOMERS AND A DECREASE IN OUR REVENUES.

     The truck trailer manufacturing industry is highly competitive. We compete with other manufacturers of varying sizes, some of which may have greater financial resources than we do. Barriers to entry in the standard truck trailer manufacturing industry are low. As a result, it is possible that additional competitors could enter the market at any time. In the recent past the manufacturing over-capacity and high leverage of some of our competitors, along with the bankruptcies and financial stresses that affected the industry, contributed to significant pricing pressures.

     If we are unable to compete successfully with other trailer manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the industry may affect the market prices of our new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

 WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL LAWS AND REGULATIONS, AND OUR COSTS RELATED TO COMPLIANCE WITH, OR OUR FAILURE TO COMPLY WITH, EXISTING OR FUTURE LAWS AND REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     The length, height, width, maximum weight capacity and other specifications of truck trailers are regulated by individual states. The Federal government also regulates certain truck trailer safety features, such as lamps, reflective devices, tires, air-brake systems and rear-impact guards. Changes or anticipation of changes in these regulations can have a material impact on our financial results, as our customers may defer purchasing decisions and we may have to reengineer products. In addition, we are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water and underground fuel storage tanks and may be subject to liability associated with operations of prior owners of acquired property. On September 28, 2004, we entered a plea to two misdemeanor violations of the federal Clean Water Act and agreed to pay a $400,000 fine pursuant to a plea agreement resulting from a federal environmental investigation into our former Huntsville, Tennessee facility. If we are found to be in violation of applicable laws or regulations in the future, it could have an adverse effect on our business, financial condition and results of operations. Our costs of complying with these or any other current or future environmental regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

 A DECLINE IN THE VALUE OF USED TRAILERS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     General economic and industry conditions, as well as the supply of used trailers, influence the value of used trailers. As part of our normal business practices, we maintain used trailer inventories and have entered into finance contracts secured by used trailers, as well as residual guarantees and purchase commitments for used trailers. Declines in the market value for used trailers or the need to dispose of excess inventories has had, and could in the future have, an adverse effect on our business, financial condition and results of operations.

 PRODUCT LIABILITY AND OTHER CLAIMS.

     As a manufacturer of products widely used in commerce, we are subject to regular product liability claims as well as warranty and similar claims alleging defective products. From time to time claims may involve material amounts and novel legal theories, and any insurance we carry may prove inadequate to insulate us from material liabilities for these claims.

RISKS RELATED TO AN INVESTMENT IN OUR NOTES AND COMMON STOCK

 OUR COMMON STOCK HAS EXPERIENCED, AND MAY CONTINUE TO EXPERIENCE, PRICE VOLATILITY AND A LOW TRADING VOLUME.

     The trading price of our common stock has been and may continue to be subject to large fluctuations and, therefore, the trading price of the notes may fluctuate significantly, which may result in losses to investors. Our common stock price may increase or decrease in response to a number of events and factors, including:

     - trends in our industry and the markets in which we operate;

     - changes in the market price of the products we sell;

     - the introduction of new technologies or products by us or our competitors;

     - changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     - operating results that vary from the expectations of securities analysts and investors;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

     - changes in laws and regulations; and

     - general economic and competitive conditions.


     This volatility may adversely affect the prices of our common stock and the notes regardless of our operating performance. The price of our common stock also may be adversely affected by the amount of common stock issuable upon conversion of the notes. Assuming $125 million in aggregate principal amount of the notes are converted at a conversion price of $19.20, the number of shares of our common stock outstanding would increase by approximately 6.5 million, or approximately 21.5%.


     In addition, our common stock has experienced low trading volume in the past.

 THERE IS A LIMITED TRADING MARKET FOR THE NOTES.

     There is limited market activity in the notes. Although the initial purchasers of the notes are currently making a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that any market for the notes will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected. The notes are traded on the Portal Market; however, we do not intend to apply for listing of the notes on any securities exchange.

     The liquidity of the trading market in these notes, and the market price quoted for these notes, may be materially adversely affected by:

     - changes in the overall market for convertible subordinated securities;

     - changes in our financial performance or prospects;

     - the prospects for companies in our industry generally;

     - the number of holders of the notes;

     - the interest of securities dealers in making a market for the notes; and

     - prevailing interest rates.

 THE NOTES ARE UNSECURED AND EFFECTIVELY SUBORDINATED TO ANY SECURED INDEBTEDNESS WE HAVE AND MAY INCUR IN THE FUTURE AND THE LIABILITIES OF OUR SUBSIDIARIES.

     The notes are our senior unsecured obligations, effectively junior in right of payment to our secured debt, to the extent of the assets securing such debt. In addition, the notes are effectively junior in right of payment to the indebtedness and other liabilities of our subsidiaries. See "Description of the Notes -- Ranking."

     In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our other senior unsecured indebtedness, based upon the respective amounts owed to each holder or creditor, in our remaining assets. Upon the occurrence of any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than the holders of any secured indebtedness that we may then have outstanding.

 WE MAY INCUR ADDITIONAL INDEBTEDNESS RANKING EQUAL TO THE NOTES.

     If we incur any additional debt that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to holders of notes, if any.

 WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS TO PURCHASE NOTES UPON A CHANGE OF CONTROL AS REQUIRED BY THE INDENTURE.

     Upon the occurrence of certain change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 100% of the principal amount thereof, plus accrued interest. Our ability to repurchase the notes for cash upon a change of control would be limited by the terms of certain of our existing debt agreements and may be limited by the terms of any debt agreements that we enter into in the future. Currently, our existing debt agreements do not permit such cash payments. Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest and any other amounts owed by us under our other debt agreements. We cannot assure you that we would be able to repay amounts outstanding under our debt agreements, or obtain necessary consents to repurchase the notes. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do on terms favorable to us, if at all.

 WE ARE NOT CURRENTLY ABLE TO PAY CASH DIVIDENDS.

     Since December 2001, we have not declared or paid cash or other dividends on our common stock. In addition, the terms of our existing debt agreements prohibit the payment of cash dividends on our common stock.

 ARTHUR ANDERSEN LLP, OUR FORMER AUDITORS, AUDITED CERTAIN FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS. IN THE EVENT SUCH FINANCIAL INFORMATION IS LATER DETERMINED TO CONTAIN FALSE STATEMENTS, YOU MAY BE UNABLE TO RECOVER DAMAGES FROM ARTHUR ANDERSEN LLP.

     Arthur Andersen LLP completed its audit of our financial statements for the year ended December 31, 2001, and issued its report with respect to such financial statements dated April 12, 2002. On March 14, 2002, Arthur Andersen was indicted on, and on June 15, 2002 Arthur Andersen was convicted of, federal obstruction of justice charges arising from the U.S. Government's investigation of Enron Corporation.


     On May 30, 2002, we dismissed Arthur Andersen as our independent auditors and we appointed Ernst & Young LLP as our independent auditors for fiscal year 2002. We had no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Arthur Andersen audited the financial statements that we incorporate by reference in this prospectus as of December 31, 2001 and for the year ending December 31, 2001, and a copy of their report thereon is incorporated by reference in this prospectus. However, we have not obtained the written consent of Arthur Andersen to incorporate their report in this prospectus after reasonable efforts.


     Arthur Andersen has stopped conducting business before the SEC and has limited assets available to satisfy the claims of creditors. As a result, and because we have not obtained Arthur Andersen's consent to the inclusion of their audit report in this prospectus, you may be limited in your ability to recover damages from Arthur Andersen under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


     We present below the ratio of our earnings to combined fixed charges and preferred stock dividends for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and the nine months ended September 30, 2004.


RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                                -----------------   ----------------------------------------------
                                      2004           2003      2002       2001      2000     1999
                                -----------------   -------   -------   --------   -------   -----
                                                      (DOLLARS IN THOUSANDS)
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends.............         5.99              --        --         --        --    3.53
Earnings deficiency...........        $  --         $58,207   $72,958   $276,708   $14,836   $  --


     For the years ended December 31, 2003, 2002, 2001 and 2000, earnings are inadequate to cover fixed charges and the dollar amount of coverage deficiency is disclosed in the above table, in thousands.

     We present below the pro forma ratio of our earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2003. The pro forma ratio has been prepared to illustrate the impact of the sale of certain assets of our rental and leasing business and wholesale aftermarket parts business and refinancings of our debt through the sale of $125 million of 3.25% senior unsecured convertible notes and a three-year $222 million bank facility. The asset divestiture and refinancings are described in the Company's Form 10-K, as amended, incorporated by reference into this prospectus. The pro forma ratio gives effect to the transactions as if they had occurred as of the beginning of the period.

                 PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                                  2003
                                                              ------------
                                                              (DOLLARS IN
                                                               THOUSANDS)
Ratio of earnings to combined fixed charges and preferred
  stock dividends...........................................      1.07

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the notes or common stock by the selling holders.

                                SELLING HOLDERS

     The notes were originally issued by us and sold to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act of 1933 and were resold by the initial purchasers to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors, in transactions exempt from the registration requirements. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

     The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders to us in a selling holder questionnaire. Any or all of the notes listed below and the common stock into which the notes are convertible may be offered for sale pursuant to this prospectus by the selling holders from time to time. Accordingly, no estimate can be given as to the amounts of notes or common stock that will be held by the selling holders upon consummation of any such sales. In addition, the information relating to ownership of notes by the selling holders listed in the table below may change as a result of the acquisition, sale or transfer, in transactions exempt from the registration requirements of the Securities Act, of some or all of their notes since the date as of which the information in the table is presented.

     Information about selling holders may change over time. Any changed information supplied to us will be set forth in prospectus supplements or post-effective amendments, as may be appropriate. Holders of the notes or the common stock into which the notes are convertible who are not named in the table below will be identified in a new prospectus that would be included in a post-effective amendment to the registration statement of which this prospectus forms a part.


                                                                                              SHARES OF
                                    PRINCIPAL AMOUNT        SHARES OF                       COMMON STOCK
                                        OF NOTES           COMMON STOCK       SHARES OF      OWNED AFTER
                                      BENEFICIALLY        OWNED PRIOR TO     COMMON STOCK   COMPLETION OF
NAME OF BENEFICIAL OWNER            OWNED AND OFFERED   THE OFFERING(1)(2)    OFFERED(2)    THE OFFERING
------------------------            -----------------   ------------------   ------------   -------------
Advent Convertible Master (Cayman)
  L.P. ...........................     $ 4,252,000            221,458           221,458             0
AFTRA Health Fund.................     $    45,000              2,343             2,343             0
Alpha US Sub Fund 4 LLC...........     $   140,000              7,291             7,291             0
Associated Electric & Gas
  Insurance Services Limited......     $   100,000              5,208             5,208             0
Daimler Chrysler Corp. Emp #1
  Pension Plan DTD 4/1/89.........     $ 1,560,000             81,250            81,250             0
Fidelity Financial Trust: Fidelity
  Convertible Securities
  Fund*(3)........................     $15,300,000            796,875           796,875             0
Franklin and Marshall College.....     $    95,000              4,947             4,947             0
HFR Arbitrage Fund ...............     $   263,000             13,697            13,697             0
Jefferies & Company, Inc. ........     $ 1,000,000             52,083            52,083             0
Lyxor ............................     $   406,000             21,145            21,145             0
Mainstay Convertible Fund*........     $   945,000             49,218            49,218             0
Mainstay VP Convertible Fund*.....     $   570,000             29,687            29,687             0
Merrill Lynch, Pierce, Fenner &
  Smith Incorporated(4)...........     $ 4,950,000            257,812           257,812             0
New York Life Separate
  Account #7*.....................     $    15,000                781               781             0
New York Life Insurance Company
  (Post 82)*......................     $   680,000             35,416            35,416             0
New York Life Insurance Company
  (Pre 82)*.......................     $   325,000             16,927            16,927             0

                                                                                              SHARES OF
                                    PRINCIPAL AMOUNT        SHARES OF                       COMMON STOCK
                                        OF NOTES           COMMON STOCK       SHARES OF      OWNED AFTER
                                      BENEFICIALLY        OWNED PRIOR TO     COMMON STOCK   COMPLETION OF
NAME OF BENEFICIAL OWNER            OWNED AND OFFERED   THE OFFERING(1)(2)    OFFERED(2)    THE OFFERING
------------------------            -----------------   ------------------   ------------   -------------
Pioneer U.S. High Yield Corp. Bond
  Sub Fund*(5)....................     $ 3,900,000            203,125           203,125             0
Polygon Global Opportunities
  Masterfund......................     $   500,000             26,041            26,041             0
State Street Bank Custodian for GE
  Pension Trust...................     $   820,000             42,708            42,708             0
Sunrise Partners Limited
  Partnership*....................     $ 3,950,000            206,229           205,729           500
Tag Associates ...................     $    29,000              1,510             1,510             0
TCW Group Inc. ...................     $ 2,095,000            109,114           109,114             0
Zazove Convertible Arbitrage Fund,
  L.P. ...........................     $ 3,890,000            202,604           202,604             0


---------------

 * This selling security holder has informed us that it (1) is an affiliate of a broker-dealer, (2) purchased the securities in the ordinary course of business, and (3) at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(1)  Includes common stock into which the notes are convertible.

(2) Assumes a conversion price of $19.20 per share, which is equal to a conversion rate of approximately 52.0833 shares of common stock per $1,000 principal amount of notes, subject to adjustment, and a cash payment in lieu of any fractional interest.

(3) This entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation.


(4) Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings with us in the ordinary course of business. They have received customary fees and commissions for these transactions. In particular, they were one of the initial purchasers of the notes and served as an underwriter of an offering by us of our common stock that closed on November 3, 2004. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is one of the lenders under our secured term loan and our revolving credit facility.



(5) Pioneer U.S. High Yield Corp. Bond Sub Fund is managed by Pioneer Investment Management Inc. Pioneer Investment Management Inc. is a subsidiary of Pioneer Global Asset Management SPA, which has owned over 5% of the Company's equity securities since August 14, 2003. As of December 31, 2003, Pioneer Global Asset Management SPA owned 7.46% of the Company's equity securities.



     Except as disclosed above in notes 3 and 4 with respect to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Pioneer High Yield Fund and Pioneer U.S. High Yield Corp. Bond Sub Fund, respectively, none of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

     The conversion rate, and, therefore, the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances and may increase or decrease. To the extent that the resale of any common shares issuable as a result of a conversion rate adjustment would not be deemed registered under Rule 416 pursuant to the Securities Act, we would file a new registration statement to cover the resale of such shares.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise; or

     - through the settlement of short sales.

     In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed on the New York Stock Exchange. We do not intend to list the notes for trading on the New York Stock Exchange, any other national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

     In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Selling holders that are broker-dealers and underwriters, broker-dealers or other agents that participate in the sale of the notes and common stock into which the rates are convertible are "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Jefferies & Company, Inc. and Merrill Lynch, Pierce, Fenner & Smith, Inc. have informed us that they are registered broker-dealers, and, as a result, they are "underwriters" in connection with their sale of notes and the underlying shares of common stock. The selling stockholders who are affiliates of broker-dealers have confirmed that they purchased the notes in the ordinary course of business and, at the time of purchase, had no agreement or understandings, directly or indirectly with any person to distribute the notes or the common stock into which the notes are convertible.


     The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, which may limit the timing of purchases and sales of any of the notes by the selling holders and any such other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes to engage in market-making activities with respect to the particular notes being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the preferred notes and the ability of any person or entity to engage in market-making activities with respect to the notes.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     On August 1, 2003, we issued and sold the notes to two initial purchasers in transactions exempt under Section 4(2) of the Securities Act, and the initial purchasers subsequently resold them to persons reasonably believed to be qualified institutional buyers in a transaction exempt from registration in reliance on Rule 144A of the Securities Act.

     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and Wabash and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                            DESCRIPTION OF THE NOTES

     The notes were issued under an indenture between us and Wachovia Bank, National Association, as trustee, dated August 1, 2003. The terms of the notes include those provided in the indenture and this description of the notes also includes a description of certain terms provided in the registration rights agreement, which we entered into with the initial purchasers. As used in this section, the words "we," "us," "our" or "Wabash" refer to Wabash National Corporation.

     While the following is a description of the material provisions of the notes it is not a complete description of all terms and should be read in conjunction with the notes, the indenture and the registration rights agreement. We will provide you with a copy of any of the foregoing documents without charge upon request.

GENERAL

     The notes are our general unsecured and unsubordinated obligations and are convertible into our common stock as described under "-- Conversion Rights" below. The notes are limited to $125,000,000 aggregate principal amount and mature on August 1, 2008, unless earlier repurchased by us at the option of the holder upon the occurrence of a Change of Control (as defined below). The notes are not redeemable prior to maturity.

     The notes bear cash interest at a rate of 3.25% per annum from August 1, 2003, or from the most recent interest payment date to which interest has been paid or duly provided for. We will pay cash interest semi-annually in arrears on August 1 and February 1 of each year to holders of record at the close of business on the preceding July 15 and January 15, respectively, beginning February 1, 2004 and on the maturity date of August 1, 2008, to the holder to whom we pay the principal. We may pay interest on notes represented by certificated notes by check mailed to such holders. However, a holder of notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Each payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase date or conversion date, as the case may be). Interest will cease to accrue on a note upon its maturity, conversion or purchase by us upon a Change of Control.

     Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. See "-- Form, Denomination and Registration" below.

     The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a Change of Control of Wabash except to the extent described under "-- Change of Control Permits Purchase of Notes at the Option of the Holder" below.

CONVERSION RIGHTS

     The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common stock, initially at a conversion price of $19.20 per share of common stock, which is equal to a conversion rate of 52.0833 shares of common stock per $1,000 principal amount of notes. The notes were initially convertible only after the occurrence of one of the conditions set forth below. The conversion rate is subject to adjustment upon the occurrence of events described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock. Notwithstanding the above, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the principal amount of notes so converted. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of the common stock on the last trading day before the date of the conversion.

     A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to the Depository Trust Company
(DTC) the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note.

Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted prior to the expiration of the holding period applicable for sales thereof under Rule 144(k) under the Securities Act (or any successive provision), the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note, unless the applicable restrictions on transfer have been satisfied.

 CONVERSION RATE ADJUSTMENTS

     The initial conversion rate will be adjusted for the following events:

     - the issuance of Wabash common stock as a dividend or distribution on Wabash common stock, in which case the conversion price will be reduced by multiplying the conversion rate by a fraction the numerator of which is the number of shares of Wabash common stock outstanding prior to the date of determination of the dividend or distribution and the denominator of which is the sum of the new Wabash common stock shares issued and the shares used in calculating the numerator;

     - subdivisions, combinations and certain reclassification of Wabash common stock resulting in the increase or decrease in the number of shares outstanding, in which case the conversion rate shall be adjusted proportionately;

     - the issuance to all holders of Wabash common stock of certain rights or warrants to purchase Wabash common stock (or securities convertible into Wabash common stock) at a price less than (or having a conversion price per share less than) the current market price of Wabash common stock taking into account the consideration received for such rights and warrants, in which case the conversion rate shall be adjusted by multiplying it by a fraction the numerator of which is the number of shares of Wabash common stock outstanding plus the number of shares which the aggregate offering price of the shares offered for subscription or purchase (or the aggregate conversion price of the convertible securities offered, if applicable) would purchase at the current market price, and the denominator of which is the number of shares of Wabash common stock outstanding plus the number of shares offered for subscription or purchase;

     - the dividend or other distribution to all holders of Wabash common stock or shares of Wabash capital stock (other than common stock) or evidences of indebtedness or assets (including securities, but excluding (A) those rights and warrants referred to above, (B) dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or (C) dividends or distributions paid exclusively in cash), in which case, unless we reserve securities for distribution to the holders of the notes upon conversion of the notes, the conversion rate will be adjusted by multiplying it by a fraction, the numerator of which shall be the current market price of Wabash common stock prior to the dividend or the distribution less the fair market value of the dividend or distribution per share of outstanding common stock, and the denominator of which shall be the current market price of Wabash Common Stock;

     - a dividend or other distribution consisting exclusively of cash to all holders of Wabash common stock, in which case the conversion rate shall be adjusted by multiplying it by a fraction the numerator of which shall be equal to the current market price of Wabash common stock less an amount equal to the quotient of (x) the amount distributed and (y) the number of shares of Wabash common stock outstanding, and the denominator of which shall be equal to the current market price; and

     - the purchase of Wabash common stock pursuant to a tender offer made by Wabash or any of its subsidiaries, to the extent that the same involves an aggregate consideration that, together with any cash and the fair market value of any other consideration paid in any other tender offer by Wabash or any of its subsidiaries for Wabash common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, exceeds ten percent of our market capitalization on the expiration of such tender offer, in which case the conversion rate shall be adjusted by multiplying it by a fraction the numerator of which shall be the shares of Wabash common stock outstanding at the expiration of the tender offer times the market price after the expiration of the tender offer, and the denominator of which shall be the sum of (x) the fair market value of the aggregate consideration paid in respect of the shares tendered and accepted for payment and (y) the product of the number of shares outstanding at the expiration of the tender offer and the current market price after the expiration of the tender offer.

     No adjustment in the conversion rate will be required unless such adjustment would require a change of at least one percent in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     In the case of:

     - any reclassification or change of Wabash common stock (other than changes resulting from a subdivision or combination) or

     - a consolidation, merger or combination involving Wabash or a sale or conveyance to another corporation of all or substantially all of Wabash's property and assets,

in each case as a result of which holders of Wabash common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for Wabash common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into Wabash common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance.

     We may not become a party to any such transaction unless its terms are consistent with the foregoing. If a taxable distribution to holders of Wabash common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See the section of this prospectus entitled "Material United States Federal Income Tax Considerations."

     Wabash may make additional reductions to the conversion price as the board of directors considers to be advisable to avoid or diminish any income tax to holders of common stock or rights to purchase common stock resulting from any dividend or distribution of stock.

     We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as the board of directors deems in our best interests, which determination will be conclusive.

CONDITIONS TO CONVERSION

     The notes were not convertible until the occurrence of one of the conditions described below. As of January 1, 2004, the condition described below under "Conversion upon Satisfaction of Sale Price Conditions" was met and the notes are now convertible, at the option of the holder, at any time prior to the close of business on the final maturity date of the notes.

     - Conversion upon Satisfaction of Sale Price Conditions. Holders may surrender notes for conversion into shares of Wabash common stock in any fiscal quarter commencing after September 30, 2003 if, as of the last day of the preceding fiscal quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the conversion price per share of common stock on the last trading day of such preceding fiscal quarter. Holders may also surrender notes for conversion into shares of Wabash common stock if the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day prior to the final maturity date of the notes is greater than 110% of the conversion price per share of common stock on the last trading day prior to the maturity date. If either of foregoing conditions is satisfied, then the notes will be convertible at any time at the option of the holder, through the close of business on the final maturity date of the notes.

     The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed, or if our common stock is not listed on a national securities exchange, as reported by the Nasdaq System or otherwise as provided in the indenture.

     As noted above, this condition was satisfied in the fiscal quarter ended December 31, 2003, and, as a result, the notes are now convertible.

     - Conversion upon Satisfaction of Trading Price Condition. Holders may surrender notes for conversion into shares of Wabash common stock following any ten consecutive trading-day period in which the average of the trading prices per $1,000 principal amount of notes for that ten trading-day period was less than 95% of the average conversion value for the notes during that period; provided, however, a holder may not convert its notes if the average closing sale price of our common stock for such ten consecutive trading-day period was between the then current conversion price per share of common stock and 110% of the then applicable conversion price per share of common stock. If the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through the close of business on the final maturity date of the notes.

     The conversion value of a note is equal to the product of the closing sale price for shares of our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each note is then convertible. The trading price of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by us or the trustee for $2,500,000 principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, provided that if at least two such bids cannot reasonably be obtained by us or the trustee, but one such bid is obtained, then this one bid shall be used.

     - Conversion upon Occurrence of Specified Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets and, as a result, holders of our common stock would be entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be deemed to have changed into a right to convert it into the kind and amount of securities, cash or other assets of Wabash or another person which the holder would have received if the holder had converted the holder's notes immediately prior to the transaction. If such transaction also constitutes a change of control of Wabash, the holder will be able to require us to purchase all or a portion of such holder's notes as described under "-- Change in Control Permits Purchase of Notes at the Option of the Holder."

RANKING


     The notes are our senior unsecured and unsubordinated obligations. The notes rank on a parity in right of payment with all of our existing and future senior unsecured and unsubordinated indebtedness. However, the notes are effectively subordinated to our existing and future secured indebtedness as to the assets securing such indebtedness. As of September 30, 2004, we had total indebtedness of $243 million (of which $115 million was secured indebtedness).

     In addition, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Our cash flow and consequent ability to meet our debt obligations depends in part on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from its subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the notes. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that Wabash is recognized as a creditor of that subsidiary, in which case its claims would still be subordinate to any security interests in the assets of that subsidiary.

CHANGE OF CONTROL PERMITS PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

     If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all of that holder's notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 30 days after the date we give notice at a repurchase price equal to 100 percent of the aggregate principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date. Instead of paying the repurchase price in cash, we may pay the repurchase price in shares of our common stock if we so elect in the notice referred to below. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95 percent of the average of the closing sale prices of the applicable common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

     Within 15 days after the occurrence of a Change of Control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the repurchase date irrevocable written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised. A "Change of Control" will be deemed to have occurred when the following has occurred:

     - our common stock (or other common stock into which the notes are convertible) is no longer traded on the New York Stock Exchange or the Nasdaq National Market;

     - any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, merger or other acquisition transaction, of 50% or more of the total voting power of the total outstanding voting stock of Wabash other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

     - Wabash consolidates with, or merges with or into, another person or conveys, transfers, leases or otherwise disposes in one or a series of related transactions of all or substantially all of its assets to any person, or any person consolidates with or merges with or into Wabash, other than:

     - any transaction (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Wabash's capital stock and (ii) pursuant to which holders of Wabash's capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of Wabash's capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; and

     - any merger solely for the purpose of changing Wabash's jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

     - during any consecutive two-year period, individuals who at the beginning of that two-year period constituted the board of directors of Wabash (together with any new directors whose election to such board of directors, or whose nomination for election by stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Wabash then in office; or

     - Wabash's stockholders pass a special resolution approving a plan of liquidation or dissolution and no additional approvals of stockholders are required under applicable law to cause a liquidation or dissolution.

     However, a Change of Control will not be deemed to have occurred if:

     - the daily market price per share of Wabash common stock for any five trading days within the period of 10 consecutive trading days immediately after the later of the Change of Control or the public announcement of the Change of Control (in the case of a Change of Control under the second bullet point above) or the period of 10 consecutive trading days ending immediately before the Change of Control (in the case of a Change of Control under the third bullet point above) shall equal or exceed 110% of the conversion price of the notes in effect on the date prior to the Change of Control or the public announcement of the Change of Control, as applicable; or

     - all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in the transaction or transactions constituting the Change of Control under the second and third bullet points above consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     The definition of Change of Control includes a phrase relating to the conveyance, transfer, lease or other disposition of "all or substantially all" of Wabash's assets. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a conveyance, transfer, lease or other disposition of less than all of Wabash's assets may be uncertain.

     Our right to pay the repurchase price in common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualifications under applicable state securities law or the availability of an exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the notes to the holder entirely in cash. Such cash payment currently is not permitted under our existing debt agreements. We may not change the form of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

     We will comply with the provisions of any tender offer rules under the Exchange Act that may then be applicable, and will file any schedule required under the Exchange Act in connection with any offer by us to purchase notes at the option of the holders of notes upon a Change of Control. In some circumstances, the Change of Control purchase feature of the notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is the result of negotiations between us and the initial purchasers.

     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders. Our ability to repurchase notes upon the occurrence of a Change of Control is subject to important limitations. Under our existing credit agreements, we would not be permitted to repurchase notes for cash unless prior to any such payment we either repay our indebtedness subject to such restrictions, refinance such debt on other terms or obtain a waiver from such lenders. In addition, the occurrence of a Change of Control would likely cause an event of default under the terms of certain of our existing debt agreements and could cause an event of default under the terms of any debt agreements we may enter into in the future. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a Change of Control would result in an event of default under the indenture. Any such default, in turn, would cause a default under certain of our existing debt agreements, and may cause a default under any debt agreements we may enter into in the future.

EVENTS OF DEFAULT

     Each of the following would constitute an event of default under the indenture:

          (1) our failure to pay when due the principal of or premium, if any, on any of the notes at maturity or exercise of a repurchase right or otherwise;

          (2) our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due;

          (3) failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a note, and that default continues for 10 days;

          (4) failure by us to give the notice regarding a Change of Control within 15 days of the occurrence of the Change of Control;

          (5) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

          (6) in the event of either (a) our failure or the failure of any of our significant subsidiaries to make any payment by the end of the applicable grace period, if any, after the final scheduled payment date for such payment with respect to any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (b) the acceleration of indebtedness for borrowed money of the company or any of our significant subsidiaries in an aggregate amount in excess of $10 million because of a default with respect to such indebtedness, without such indebtedness referred to in either (a) or (b) above having been discharged, cured, waived, rescinded or annulled, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; and

          (7) certain events of our bankruptcy, insolvency or reorganization.

     The term "significant subsidiary" means a subsidiary, including its subsidiaries, that meets any of the following conditions:

     - Wabash's and its other subsidiaries' investments in and advances to the subsidiary exceed 10% of the total assets of Wabash and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

     - Wabash's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10% of the total assets of Wabash and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     - Wabash's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income of Wabash and its subsidiaries consolidated for the most recently completed fiscal year.

     The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase obligation.

     If an event of default specified in clause (7) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (7) above (the default not having been cured or waived as provided under "-- Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture. However, if an event of default is cured prior to such declaration by the trustee or holders of the notes as discussed above, the trustee and the holders of the notes will not be able to make such declaration as a result of that cured event of default.

     Overdue payments of interest, liquidated damages and premium, if any, and principal shall accrue interest at 5.25%.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

     We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

     - (i) Wabash shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or asset transfer shall be a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia;

     - the surviving corporation assumes all our obligations under the indenture and the notes pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee;

     - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

     - certain other conditions are met.

     Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of Wabash, permitting each holder to require us to purchase the notes of such holder as described above.

MODIFICATIONS AND WAIVER

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

     - adding to our covenants for the benefit of the holders of notes;

     - surrendering any right or power conferred upon us;

     - providing for the assumption of our obligations to the holders of notes in the circumstances required under the indenture as described under "-- Consolidation, Merger or Assumption;"

     - reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes; or

     - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes.

     Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past default by us may be waived with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:

     - change the maturity of the principal of or any installment of interest on that note (including any payment of liquidated damages);

     - reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

     - change the currency of payment of such note or interest thereon;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

     - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a Change of Control or the conversion rights of holders of the notes;

     - waive a default or event of default in the payment of principal of or interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

     - except as permitted by the indenture, increase the conversion price or modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

     - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

FORM, DENOMINATION AND REGISTRATION

     The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     Global Notes: Book-Entry Form. Except as provided below, the notes are evidenced by one global note deposited with the trustee as custodian for DTC, New York, New York, and registered in the name of Cede & Co. as DTC's nominee. The global note and any notes issued in exchange therefor are subject to certain restrictions on transfer set forth in the global notes and in the indenture and bear a restrictive legend. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A Noteholder may hold its interests in the global note directly through DTC if such noteholder is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Noteholders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. So long as Cede & Co., as nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole holder of the global note. Except as provided below, owners of beneficial interests in a global note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in a global note to such persons may be limited. We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global note to Cede & Co., the nominee for DTC, as the registered owner of the global note. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global note to owners of beneficial interests in a global note. It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global note, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in a note represented by a global note, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by a global note held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

     If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate. Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes. According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Certificated notes may be issued in exchange for beneficial interests in notes represented by the global notes only when the depositary for a global note has notified the Company that it is unwilling or unable to continue as depositary for such note and the Company fails to appoint a successor depositary for such note within 90 days.

GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

CONCERNING THE TRUSTEE

     Wachovia Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. National City Bank is the transfer agent and registrar for Wabash's common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

     The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

     The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

REGISTRATION RIGHTS

     We agreed, at our expense, to file with the SEC this registration statement on Form S-3 covering resales by holders of the notes and the common stock issuable upon conversion of the notes, of which this prospectus is a part. Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to:

     - cause the registration statement to become effective before March 28, 2004; and

     - keep the shelf registration statement continuously effective under the Securities Act until the earliest of (i) the second anniversary of the issue date; (ii) the date on which the notes or the common stock issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; (iii) the date as of which all the notes or the common stock issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision then in force) and (iv) the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.

     We also agreed to provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions).

     The specific provisions relating to the registration described above are contained in the registration rights agreement which was entered into on the closing of the initial offering of the notes.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note for which a holder has delivered a Change of Control repurchase notice.

     The registered holder of a note will be treated as the owner of it for all purposes.

NO RECOURSE AGAINST OTHERS

     None of our directors, officers, employees, stockholders or affiliates, as such, shall have any liability or any obligation under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes. This provision does not constitute a waiver of any person's compliance with the federal securities laws or the Securities and Exchange Commission's rules and regulations.

                          DESCRIPTION OF CAPITAL STOCK

     Our certificate of incorporation authorizes 100,000,000 shares of capital stock, 75,000,000 of which are designated as common stock and 25,000,000 of which are designated as preferred stock. The following descriptions summarize the material terms and provisions of our authorized and outstanding capital stock. For the complete terms of our capital stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into this prospectus. The General Corporation Law of Delaware, as amended, may also affect the terms of our capital stock.

COMMON STOCK


     Our certificate of incorporation provides that we have authority to issue 75,000,000 shares of our common stock, par value $.01 per share. At December 17, 2004, there were 30,863,718 shares of common stock issued and outstanding. In addition, 1,492,412 shares of common stock were issuable upon exercise of stock options outstanding on that date. The outstanding shares of common stock are fully paid and nonassessable.


 VOTING RIGHTS

     Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of common stock are entitled to one vote per share.

 LIQUIDATION RIGHTS

     In the event of any dissolution, liquidation or winding up of Wabash, whether voluntary or involuntary, the holders of common stock and holders of any class or series of stock entitled to participate with them, will be entitled to participate in the distribution of any assets remaining after we have paid all of our debts and liabilities and have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

 DIVIDENDS

     Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith when and as declared by the board. Due to restrictions under existing covenants in our debt agreements, we are not permitted to pay dividends on our common stock without waiver of these restrictions by our lenders.

 OTHER RIGHTS AND RESTRICTIONS

     The holders of common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other securities of Wabash or to have their shares redeemed by us. Our common stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of any series of preferred stock that we may designate in the future. Our charter and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock upon conversion of the notes, the shares will be fully paid and non-assessable.

 LISTING

     Our common stock is listed on the New York Stock Exchange under the symbol "WNC."

 TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is National City
Bank.

 STOCKHOLDER RIGHTS PLAN

     In November 1995, our board adopted a Stockholders Rights Plan (the "Rights Plan"). The Rights Plan is designed to deter any potential coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of Wabash on terms that are favorable and fair to all stockholders and will not interfere with a merger approved by the board of directors. Each right entitles stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $120.00. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 20% or more of our common stock or if we enter into other business combination transactions not approved by the board of directors. In the event the rights become exercisable, the rights plan allows for our stockholders to acquire stock of Wabash or the surviving corporation, whether or not Wabash is the surviving corporation, having a value twice that of the exercise price of the rights. The rights will expire December 28, 2005 and are redeemable for $.01 per right by our board under certain circumstances.

 LIMITATIONS OF DIRECTOR LIABILITY

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Delaware law does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to Wabash or its stockholders for breach of the director's fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to Wabash or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; and

     - any transaction from which the director derived an improper personal benefit.

 INDEMNIFICATION

     To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims.

     We also maintain directors' and officers' liability insurance.

 PREFERRED STOCK

     Our certificate of incorporation authorizes our board from time to time and without further stockholder action, to provide for the issuance of up to 25,000,000 shares of preferred stock in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this prospectus, we have classified shares of Series A Junior Participating Preferred Stock in connection with the establishment of our stockholder rights plan, as described above, and we have issued rights that are in some cases exercisable for shares of Series A Junior Participating Preferred Stock. There are no shares of our Preferred Stock outstanding on the date of this Prospectus.

 BLANK CHECK PREFERRED STOCK

     Our board is authorized to issue preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

     - dividend rights;

     - conversion rights;

     - voting rights;

     - redemption rights and terms of redemption; and

     - liquidation preferences.

     Our board may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of our Series A Junior Participating Preferred Stock.

     The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designations relating to each series. The certificate of designations relating to each series will specify the terms of the preferred stock, including:

     - the maximum number of shares in the series and the distinctive designation;

     - the terms on which dividends will be paid, if any;

     - the terms on which the shares may be redeemed, if at all;

     - the liquidation preference, if any;

     - the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

     - the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

     - the voting rights, if any, on the shares of the series; and

     - any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

     Voting Rights. The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designations.

     Other. Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or other preferred stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock or other preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury regulations, Internal Revenue Service, or IRS, rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding, or disposing of notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose "functional currency" is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding notes or common stock as part of a hedging, conversion, constructive sale, constructive ownership, or integrated transaction or straddle under the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to purchasers of notes who are U.S. Holders (as defined below) who will hold the notes and common stock as "capital assets" within the meaning of Section 1221 of the Code.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN THEIR PARTICULAR SITUATIONS.

     As used herein, the term "U.S. Holder" means a beneficial owner of a note or common stock that for United States federal income tax purposes is (a) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the U.S. under an applicable income tax treaty), (b) a corporation formed under the laws of the United States or any political subdivision of the United States, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code.

     If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

INTEREST/ORIGINAL ISSUE DISCOUNT

     Interest on the notes will generally be included in a U.S. Holder's gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting.

     In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. Furthermore, if the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal or interest. If we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in the section "Description of the Notes -- Registration Rights." We do not believe that the notes should be treated as contingent debt instruments because of these potential additional payments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments or as having original issue discount. Our position in this regard is binding on U.S. Holders unless they disclose their contrary position. If the notes were treated as contingent debt instruments, the consequences described above would apply. In the event that we pay liquidated damages, the holders would be required to recognize additional taxable income.

MARKET DISCOUNT

     The purchasers of notes may be subject to the "market discount" provisions of the Code. Market discount on a note will generally equal the amount, if any, by which the principal amount of the note exceeds the holder's acquisition price. Subject to a de minimis exception, those provisions generally require a holder of a note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such note to the extent of the "accrued market discount" at the time of disposition. Market discount on a note will be treated as accruing on a straight-line basis over the term of such note or, at the election of the holder, under a constant-yield method. If a note with accrued market discount that has not previously been included in gross income is converted into common stock, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock received upon conversion. A holder of a note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction, unless the holder elects to include market discount in income as it accrues.

PREMIUM

     If a U.S. Holder acquires a note for an amount that is greater than the note's stated principal amount plus accrued interest, the amount of such difference is treated as "amortizable bond premium" for U.S. Federal income tax purposes. A U.S. Holder may elect to amortize such premium from the purchase date to the note's maturity date under a constant-yield over the remaining term of the note. Any such premium is not amortizable, however, to the extent it reflects the value of the conversion privilege of the note. Amortizable bond premium is treated as an offset to interest income on a note and not as a separate deduction and has the effect to reducing the holder's basis in the note. An election to amortize bond premium applies to all taxable debt obligations held by the U.S. Holder on the first day of the first taxable year to which such election applies or thereafter acquired by the U.S. Holder and may not be revoked without the consent of the IRS.

CONVERSIONS OF NOTES INTO COMMON STOCK

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted tax basis of shares of common stock received on conversion will equal the adjusted tax basis of the note converted (reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

     The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion price (particularly an adjustment to reflect a taxable dividend to holders of common stock) increase the proportionate interests of the holders of notes in our assets or earnings and profits, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF THE NOTES

     Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege) or other taxable disposition of notes measured by the difference (if any) between (a) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest, which amount will be taxable as ordinary income to the extent not previously included in gross income of the holder) and (b) such holder's adjusted tax basis in the notes. A U.S. Holder's adjusted tax basis in a note generally will equal the holder's cost of the note, increased by any market discount previously included in income by the U.S. Holder and reduced (but not below zero) by any amortizable bond premium that the U.S. Holder has taken into account. Any such gain or loss recognized on the sale, exchange or other taxable disposition of a note (except to the extent of any accrued and unrecognized market discount, which will be taxable as ordinary income) generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than 12 months at the time of the sale or exchange. Certain U.S. Holders (including individuals) are eligible for preferential U.S. federal income tax rates in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code.

     If, upon a change of control, a holder requires us to repurchase some or all of the holder's notes and we elect to pay the repurchase price in shares of our common stock, the redemption may qualify as a recapitalization for U.S. federal income tax purposes if the notes qualify as "securities" for those purposes. Although debt instruments with a term of five years or less, such as the notes, generally are not considered "securities," the matter is not free from doubt. If the redemption qualifies as a recapitalization, a U.S. Holder would not recognize any income, gain or loss on the holder's receipt of our common stock in exchange for notes, except to the extent the stock received is attributable to accrued interest. If the holder receives cash in lieu of fractional shares of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the stock (including any fractional share for which cash is paid) would equal his adjusted basis in the note. The holder's holding period for the stock would include the period during which he held the note. If the redemption does not qualify as a recapitalization, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the note as described above.

OWNERSHIP AND DISPOSITION OF COMMON STOCK

     Distributions, if any, paid on the common stock, to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. Holder's gross income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) when received. In the case of a non-corporate U.S. Holder, such dividend income will generally be taxable at a reduced rate in any taxable year beginning before January 1, 2009. To the extent, if any, that a U.S. Holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital, reducing the U.S. Holder's basis in the shares of common stock. Any distribution in excess of the U.S. Holder's basis in the shares of common stock generally will be treated as capital gains. Gain or loss realized on the sale, exchange or other taxable disposition of common stock will equal the difference between the amount realized on such sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis in such common stock. Subject to the discussion under "Market Discount" above, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than twelve months. Certain U.S. Holders (including individuals) are eligible for preferential U.S. federal income tax rates in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A U.S. Holder of notes or common stock may be subject to "backup withholding" at a rate currently of 28% with respect to certain "reportable payments," including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments of the notes. These backup withholding rules apply if the U.S. Holder, among other things, (a) fails to furnish a social security number or other taxpayer identification number, or TIN, certified under penalties of perjury within a reasonable time after the request therefor, (b) fails to report properly interest or dividends, (c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or if (d) the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax exempt organizations, provided their exemptions from backup withholding are properly established.

     We will report to the U.S. Holders of notes and common stock and to the IRS the amount of our "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

     The preceding discussion of certain U.S. federal income tax consequences is intended for general information only and does not constitute tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                                 LEGAL MATTERS

     Hogan & Hartson L.L.P., Baltimore, Maryland has passed upon certain legal matters in connection with the notes and the common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual report on Form 10-K, as amended, for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Our consolidated financial statements as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report incorporated herein.

     On May 30, 2002, we appointed Ernst & Young as our independent public accountants to audit our financial statements for fiscal year 2002. The decision to change auditors was not the result of any disagreement between Arthur Andersen and us on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. For a discussion of certain risks associated with Arthur Andersen's audit of our consolidated financial statements, see the section of this prospectus entitled "Risk Factors -- Risks Related to an Investment in the Notes and Common Stock."

                             ADDITIONAL INFORMATION

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document should be read in conjunction with the relevant contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

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                               TABLE OF CONTENTS


                                        PAGE
                                        ----
About this Prospectus.................    i
Forward Looking Statements............    i
Incorporation by Reference............   ii
Summary...............................    1
Risk Factors..........................    4
Ratio of Earnings to Fixed Charges....   10
Use of Proceeds.......................   10
Selling Holders.......................   10
Plan of Distribution..................   13
Description of the Notes..............   14
Description of Capital Stock..........   26
Material United States Federal Income
  Tax Considerations..................   30
Legal Matters.........................   33
Experts...............................   33
Additional Information................   34


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                          WABASH NATIONAL CORPORATION
                                  $125,000,000

                            3.25% CONVERTIBLE SENIOR

                            NOTES DUE AUGUST 1, 2008
                                6,510,416 SHARES

                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                     , 2004


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                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses to be paid by the Company in connection with the distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee. The selling stockholders will bear the cost of all selling commissions and underwriting discounts with respect to the sale of any securities by them.

Securities and Exchange Commission registration fee.............        $  10,113
Legal fees and expenses ........................................        $ 250,000
Accounting fees.................................................        $ 120,000
Printing and miscellaneous expenses.............................        $ 120,000
                                                                        ---------
Total...........................................................        $ 500,113
                                                                        =========

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under some circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). Article TENTH of the Company's Certificate of Incorporation provides that it will indemnify its directors and officers to the fullest extent permitted by law and that directors shall not be liable for monetary damages to the Company or its stockholders for breach of fiduciary duty, except to the extent not permitted under Delaware General Corporation Law. In addition, the Company's Amended and Restated Bylaws provide that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Company will be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      Exhibits:

EXHIBIT
NUMBER                                                   EXHIBIT DESCRIPTION
------                                                   -------------------
 4.01           Specimen Common Stock Certificate (2)

 4.02           Shareholder Rights Agreement dated November 7, 1995 (3)

 4.03           First Amendment to Shareholder Rights Agreement dated October 21, 1998 (4)

 4.05           Second Amendment to Shareholder Rights Agreement dated December 18, 2000 (5)

 4.06           Indenture for the 3.25% Convertible Senior Notes due August 1, 2008, between the Company, as issuer, and Wachovia Bank, National Association, as Trustee, dated as of August 1, 2003 (1)

 4.07           Registration Rights Agreement for 3.25% Convertible Senior Notes due August 1, 2008, dated as of
                August 1, 2003 (1)

 5.01           Opinion of Hogan & Hartson L.L.P. (1)


 12.01          Statement of Computation of Ratios of Earnings to Fixed Charges (6)

 23.01          Consent of Ernst & Young LLP (6)

 23.02          Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.01) (1)

 24.01          Powers of Attorney (1)

 25.01          Statement of Eligibility of Trustee on Form T-1 (1)

 99.01          Purchase Agreement for the 3.25% Convertible Senior Notes due August 1, 2008, dated as of July 28, 2003 (1)

         -------------------
         (1) Previously filed.

         (2) Incorporated by reference to the registrant's registration statement on Form S-1 (No. 33-42810) or the registrant's registration statement on Form 8-A filed December 7, 1995 (Item 3.02 and 4.02).

         (3) Incorporated by reference to the registrant's registration statement on Form 8-A filed December 7, 1995.

         (4) Incorporated by reference to the registrant's Form 8-K filed on October 26, 1998.

         (5) Incorporated by reference to the registrant's Amended Form 8-A filed January 18, 2001.

         (6) Filed herewith.

The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant's reasonable expenses in furnishing such exhibit.

ITEM 17.          UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Indiana, on December 21, 2004.



                                            WABASH NATIONAL CORPORATION


                                            By: /s/ William P. Greubel
                                                --------------------------------
                                                 William P. Greubel
                                                 President, Chief Executive
                                                 Officer and Director



         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES AND ON THE DATE INDICATED.


       DATE                                    SIGNATURE AND TITLE
       ----                                    -------------------
December 21, 2004               By:   /s/ William P. Greubel
                                       -----------------------------------------
                                       William P. Greubel
                                       President, Chief Executive Officer and
                                       Director
                                       (Principal Executive Officer)

December 21, 2004               By:   /s/ Robert J. Smith
                                       -----------------------------------------
                                       Robert J. Smith
                                       Senior Vice President, Chief Financial
                                       Officer and Controller
                                       (Principal Accounting Officer)

December 21, 2004               By:   /s/ John T. Hackett*
                                       -----------------------------------------
                                       John T. Hackett
                                       Chairman of the Board of Directors

December 21, 2004               By:   /s/ David C. Burdakin*
                                       -----------------------------------------
                                       David C. Burdakin
                                       Director

December 21, 2004               By:   /s/ Ludvik F. Koci*
                                       -----------------------------------------
                                       Ludvik F. Koci
                                       Director

December 21, 2004               By:   /s/ Martin C. Jischke*
                                       -----------------------------------------
                                       Dr. Martin C. Jischke
                                       Director


* pursuant to a power of attorney


By:  /s/ William P. Greubel
     ---------------------------
     William P. Greubel
     Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                   EXHIBIT DESCRIPTION
------                                                   -------------------
 4.01           Specimen Common Stock Certificate (2)

 4.02           Shareholder Rights Agreement dated November 7, 1995 (3)

 4.03           First Amendment to Shareholder Rights Agreement dated October 21, 1998 (4)

 4.05           Second Amendment to Shareholder Rights Agreement dated December 18, 2000 (5)

 4.06           Indenture for the 3.25% Convertible Senior Notes due August 1, 2008, between the Company, as issuer, and Wachovia Bank, National Association, as Trustee, dated as of August 1, 2003 (1)

 4.07           Registration Rights Agreement for 3.25% Convertible Senior Notes due August 1, 2008, dated as of
                August 1, 2003 (1)

 5.01           Opinion of Hogan & Hartson L.L.P. (1)

 12.01          Statement of Computation of Ratios of Earnings to Fixed Charges (6)

 23.01          Consent of Ernst & Young LLP (6)

 23.02          Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.01) (1)

 24.01          Powers of Attorney (1)

 25.01          Statement of Eligibility of Trustee on Form T-1 (1)

 99.01          Purchase Agreement for the 3.25% Convertible Senior Notes due August 1, 2008, dated as of
                July 28, 2003 (1)

           -------------------
           (1) Previously filed.

           (2) Incorporated by reference to the registrant's registration statement on Form S-1 (No. 33-42810) or the registrant's registration statement on Form 8-A filed December 7, 1995 (Item
           3.02 and 4.02).

           (3) Incorporated by reference to the registrant's registration statement on Form 8-A filed December 7, 1995.

           (4) Incorporated by reference to the registrant's Form 8-K filed on October 26, 1998.

           (5) Incorporated by reference to the registrant's Amended Form 8-A filed January 18, 2001.

           (6) Filed herewith.